

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2010

John G. Duffy
Chairman and Chief Financial Officer
KBW, Inc.
787 Seventh Avenue
New York, NY 10019

Re: KBW, Inc
Form 10-K
Filed February 26, 2010
File No. 001-33138

Dear Mr. Duffy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

2009 and 2008 Non-GAAP Financial Measures, page 30

1. We note that you have presented 6 Non-GAAP financial measures, but have only presented the disclosures required by Item 10(e) of Regulation S-K for the measures on an aggregate basis, rather than providing the disclosures for each non-GAAP financial Measure. Please revise your disclosure in future filings to provide the disclosures required by Item 10(e) of Regulation S-K for each non-GAAP financial measure presented.

2. We note that the titles of your non-GAAP financial measures are the same as the titles used for the comparable GAAP measures. Please revise in future filings to give your non-GAAP measures titles or descriptions that are not the same as, or confusingly similar to, the title or descriptions used for GAAP financial measures. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

3.   We note that your reconciliation of non-GAAP financial measures presents all of the line items on your income statement that would have changed had your actual compensation expense been lower for the periods presented. In future filings, avoid effectively presenting a non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures, as it may attach undue prominence to the non-GAAP information. Refer to Question 102.10 of the Compliance and Disclosure Interpretation: Non-GAAP Financial Measures, updated January 15, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief